Exhibit (d)(vii)
UNDERTAKING TO TENDER SHARES TO THE OFFER MADE BY SIERRA WIRELESS FOR WAVECOM
THIS UNDERTAKING IS ENTERED INTO BETWEEN:
(1)	3D Web, a société par actions simplifiée with a share capital of €1,000,008, organised under the laws of France, whose registered office is at 13 place des Vosges, 75004 Paris, France, in the process of being registered at the Companies Registry of Paris, represented by Michel Alard, its president;
(hereinafter referred to as the “Shareholder”);
and
(2)	Sierra Wireless France S.A.S., a société par actions simplifiée with a share capital of €37,000, organised under the laws of France, whose registered office is at 1 rue Favart, 75002 Paris, registered at the Companies Registry of Paris under number 509 232 146 RCS Paris, represented by Jason Cohenour, duly authorised for the purpose hereof;
(hereinafter referred to as the “Offeror”).
WHEREAS
(A)	The Shareholder is a shareholder of Wavecom, a company organised under the laws of France, whose registered office is at 3, esplanade du Foncet, 92442 Issy Les Moulineaux, registered at the Companies Registry of Nanterre under number 391 838 042 RCS Nanterre (hereinafter referred to as “Company” or “Wavecom”). The shares of the Company are listed on Eurolist by NYSE-Euronext in Paris under the ISIN code FR0000073066.
(B)	The Offeror filed a public tender offer in France on 2 December 2009 (the “French Offer”) and subsequently in the United States (the “US Offer”, and together with the French Offer, the “Offers”) to acquire for cash all (i) the outstanding Shares, including the Shares represented by American Depositary Shares (the “ADSs”), and the Shares issuable upon exercise of share options or founders’ warrants (bons de créateur d’entreprise or BCE (the “Founders’ Warrants”)) or warrants (bons de souscription d’actions or BSA (the “Warrants”)) and upon conversion or exchange of the bonds with conversion and/or exchange option for newly or existing shares (the “OCEANEs”), (ii) the ADSs, and (iii) the OCEANEs (together the “Securities”), being understood that the Company has undertaken not to tender its treasury shares (actions auto-détenues) to the Offers.
(C)	On 1 December 2008, Michel Alard, founder of the Company, executed an undertaking to tender according to which he was allowed to transfer all or part of his Company shares to a wholly-owned company incorporated in France. Prior to the closing of the French Offer, Michel Alard will contribute to the Shareholder the full property of 58,824 Company shares and the usufruct (usufruit) of 58,824 Company shares and his two children will each contribute to the Shareholder the registered ownership (nue-propriété) of 29,412 Company shares so that the Shareholder will hold 117,648 Company shares altogether as the result of such contribution (the “Shares”) and the Shareholder will therefore become the holder of the Shares.
(D)	The Shareholder is fully supportive of the Offers.
(E)	The Shareholder desires, in accordance with the usual practice in this kind of transaction, to tender to the French Offer all of the Shares of the Company held by the Shareholder on the terms and conditions set forth in this Undertaking to Tender to an Offer (the “Agreement”).
IT IS HEREBY AGREED AS FOLLOWS:
1	UNDERTAKING TO TENDER
1.1	In consideration of the Offeror making the French Offer for all of the Shares at a price of €8.50 per Share, the Shareholder hereby undertakes, subject to the provisions of Section 2.1 below, that:
(i)	being the holder of the Shares and having all power and authority to, and, until the Shares are transferred to the Offeror, continuing to have all relevant power and authority to, accept the French Offer in respect of the Shares, it shall, before the closing of the French Offer, tender to the French Offer all of the Shares by giving irrevocable instructions to the institution holding its share account to tender the Shares to the French Offer immediately, and shall promptly complete, execute and deliver all other documents and take any other action which the Offeror may reasonably require to complete the transfer of the Shares to the Offeror (which tender to the French Offer shall be immediately confirmed in writing to the Offeror);
(ii)	it shall not, prior to the closing or lapsing of the French Offer or the withdrawal of the French Offer (whichever is the earlier), sell (on the market or off-market), transfer, donate, charge, pledge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, donation, charging, encumbering, granting of any option over or other disposition of (save to the Offeror under the French Offer), or accept any other offer in respect of, all or any of the Shares or enter into any agreement or arrangement with any other person, whether conditionally or unconditionally, to do all or any of the acts referred to in this paragraph.
(iii)	the Shares shall be acquired pursuant to the French Offer free from all liens, charges and encumbrances and together with all rights attached thereto including all rights to dividends or other distributions hereafter declared, paid or made;
(iv)	it shall not (in its capacity as a shareholder of the Company or otherwise) take any step to impede, prevent or delay the Offers becoming successful;
(v)	it shall not, whether directly or indirectly, alone or in concert with any third party, prior to the closing or lapsing of the Offers or the withdrawal of the French Offer (whichever is the earlier), solicit nor encourage any general offer for the Shares or any transaction in respect of the issued share capital or assets of the Company from any third party and shall immediately inform the Offeror of any approach by a third party which may lead to such an offer or transaction.
1.2	The expression “Shares” shall include any other ordinary shares in the Company attributable to or derived from the Shares and any other ordinary shares in the Company of which the Shareholder becomes the holder after the date hereof and is able to tender to the Offers.
2	THIRD PARTY OFFER
2.1	The undertakings of the Shareholder pursuant to Section 1 above shall be void in the event that a third party (the “Third Party”) files a public offer competing (offre concurrente) with, or higher (surenchère) than, the French Offer, and in each case the relevant offer (the “Third Party Offer”) is declared compliant (“conforme”) by the AMF, provided however that all of the undertakings of the Shareholder under Section 1 above will immediately apply with full force, mutatis mutandis, in the event that Offeror makes a competing offer or a higher bid, as the case may be, that is declared compliant by the AMF, in which case the Shareholder shall observe such undertakings, and tender the Shares to such offer by the Offeror, as if the undertakings of the Shareholder had never been void.
2.2	In the event where a Third Party Offer is filed with the AMF, if the Shareholder either:
(i)	tenders all or any of the Shares held by the Shareholder to any such Third Party Offer; or
(ii)	sells (on the market or off-market), transfers, donates, charges, pledges, encumbers, grants any option over or otherwise dispose of or permit the sale, transfer, donation, charging, encumbering, granting of any option over or other disposition of, or accept any other offer in respect of, all or any of the Shares or enter into any agreement or arrangement with any other person (including the Third Party or any person controlled by the Third Party within the meaning of article L.233-3 of the French Code de commerce), whether conditionally or unconditionally to do all or any of the acts referred to in this paragraph, the Shareholder shall pay to the Offeror an amount equal to the number of Shares having been the subject of any of the acts referred to in paragraphs (i) and (ii) multiplied by 35% of the difference between the price per Share obtained by the Shareholder pursuant to implementation of any of the acts referred to in paragraphs (i) and (ii) and the price per Share detailed in Section 1.1 above (the “Amount”).
2.3	The Amount shall be paid in cash by the Shareholder to the Offeror within five (5) days following transfer of ownership of the Shares and payment for the Shares pursuant to any of the acts referred to in paragraphs (i) and (ii) of Section 2.2 above.
2.4	If the Third Party Offer consists of an exchange offer or a mix and match offer, the Amount shall be calculated by reference to the volume weighted average price of the shares of the Company in respect of the ten (10) trading days preceding the closing date (date de clôture) of the Third Party Offer. The Amount shall otherwise be calculated by reference to the cash consideration per share of the Company offered in the Third Party Offer, or, as the case may be, by reference to the cash component of the Third Party Offer.

2.5	In the event where the terms of the Third Party Offer are made with dividend rights attached to the Shares (coupon attaché) and should a dividend (in cash or in kind) or interim dividend or other distribution of a similar nature (such as distribution of the additional paid-in capital (compte primes d’émission) or of reserves) be paid by the Company prior to the settlement and delivery of such Third Party Offer, the price per Share obtained by the Shareholder (within the meaning of Section 2.2) above shall be equal to the cash consideration per Share offered pursuant to such Third Party Offer increased by the amount of any such dividend or interim dividend or other distribution paid per Share, and the Amount shall be calculated accordingly.
3	MISCELLANEOUS
3.1	This Agreement is entered into for a term expiring on 31 December 2009.
3.2	This Agreement is personal to the parties thereto. Accordingly, neither the Shareholder nor the Offeror may, without the prior written consent of the other party, assign the benefit of all or any of their obligations under this Agreement, nor any benefit arising under or out of this Agreement except that the Offeror may assign, in its sole discretion and without the prior approval of the Shareholder, any of or all its rights, interests and obligations under this Agreement to its parent company Sierra Wireless, Inc. or to any direct or indirect wholly-owned subsidiary thereof (including designating any such entity to act as Offeror hereunder), but no such assignment shall relieve the Offeror of any of its obligations under this Agreement if its transferee does not perform such obligations. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, incur to the benefit of, and be enforceable by, the parties hereto and their respective successors and assignees.
3.3	The parties hereby agree that the Company and/or the Offeror may disclose the existence and contents of this Agreement, provided that the name of the Shareholder may not be disclosed, unless the Offeror or the Company, as the case may be, becomes compelled pursuant to any statutory or regulatory provision, court decision, administrative order or stock exchange requirement to disclose such information.
3.4	The Shareholder represents and warrants to the Offeror that:
(i)	The Shares are not subject to any proxy arrangement and the Shareholder shall not grant any proxy in respect of the Shares.
(ii)	The Shareholder is the full owner of the Shares. It has full power and authority to tender the Shares to the French Offer, transfer the full title of the Shares and to enter into this Agreement and any other documents pursuant hereto.
(iii)	Upon tender of the Shares to the French Offer, the Shares will be free from any encumbrances, charge, lien, pledge, agreement, option, undertaking, or other real or personal right or other obligation which has the purpose or effect of restricting in any manner their ownership or their transferability (for the avoidance of doubt no pledge existing on or after the date hereof will restrict the ability of the Shareholder to comply with its obligations under Section 1.1). The execution and the performance by the Shareholder of its obligations under this Agreement and any other documents to be executed by it pursuant hereto will not result in a breach of any other agreement.
3.5	This Agreement is entered into intuitu personae.
3.6	This Agreement shall be governed by and construed in accordance with French law.

Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the competent courts in Paris.
On 4 February 2009,
Executed in Paris, in 2 original copies

/s/ Michel Alard
For 3D WEB
Represented by: Michel Alard

/s/ Jason Cohenour
For Sierra Wireless France S.A.S.
Represented by: Jason Cohenour